Kevin Hill

Kevin Hill, 53, is now Chief Operating Officer at Daplie, Inc. He studied Business Management at Ricks College (now Brigham Young University-Idaho and Business Management and History at Brigham Young Universiy earning his BA. Kevin went on to earn an MBA, also from Brigham Young University. Working for decades in Executive Management, he helped grow some of the largest private auto groups in the U.S. He also spent years as a Financial Consultant with one of the largest firms in the world. More recently, Kevin has spent the last several years in the tech and crowdfunding industries before landing at Daplie. Kevin brings a vast, seasoned knowledge of operations and sales management. Currently, he is building out Daplie's worldwide supply chain strategy, internal business infrastructure, and is on the fundraising team.